SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be included in statements filed pursuant to Rules 13d-1(b), (c) and (d)

and amendments thereto filed pursuant to 13d-2(b)

(Amendment No. 5)*

New Oriental Education & Technology Group Inc.

(Name of Issuer)

Common Shares, par value US$0.01 per share

(Title of Class of Securities)

G6470A108

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6470A108	13G	Page 2 of 7 Pages

1	Name Of Reporting Person Tigerstep Developments Limited (“Tigerstep”)
2	Check the Appropriate Box if a Member of a Group (See instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5

Sole Voting Power

28,249,500 common shares. Tigerstep may be deemed to have sole voting power with respect to these shares. Bamei Li may also be deemed to have sole voting power with respect to the above shares.

	6	Shared Voting Power 0
7

Sole Dispositive Power

28,249,500 common shares. Tigerstep may be deemed to have sole voting power with respect to these shares. Bamei Li may also be deemed to have sole voting power with respect to the above shares.

	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 28,249,500 common shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See instructions) ☐
11	Percent of Class Represented by Amount in Row 9 17.8%
12	Type of Reporting Person (See instructions) CO

CUSIP No. G8663P 108	13G	Page 3 of 7 Pages

1	Names of Reporting Persons Bamei Li
2	Check the Appropriate Box if a Member of a Group (See instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power

28,249,500 common shares. Tigerstep may be deemed to have sole voting power with respect to these shares. Bamei Li may also be deemed to have sole voting power with respect to the above shares.

	6	Shared Voting Power 0
7

Sole Dispositive Power

28,249,500 common shares. Tigerstep may be deemed to have sole voting power with respect to these shares. Bamei Li may also be deemed to have sole voting power with respect to the above shares.

	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 28,249,500 common shares
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent Of Class Represented By Amount In Row 9 17.8%
12	Type of Reporting Person (See instructions) IN

CUSIP No. G8663P 108	13G	Page 4 of 7 Pages

Item 1	(a).	Name of Issuer:

New Oriental Education & Technology Group Inc. (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080 People’s Republic of China

Item 2	(a).	Name of Person Filing:

Tigerstep Developments Limited

Bamei Li

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

Tigerstep Developments Limited c/o Michael Minhong Yu No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China

Bamei Li c/o Michael Minhong Yu Haidian District, Beijing 100080, People’s Republic of China

Item 2	(c)	Citizenship:

Tigerstep Developments Limited — British Virgin Islands Bamei Li — People’s Republic of China

Item 2	(d).	Title of Class of Securities:

Common Shares, par value US$0.01 per share

Item 2	(e).	CUSIP Number:

G6470A108

Item 3.	Not Applicable

CUSIP No. G8663P 108	13G	Page 5 of 7 Pages

Item 4.	Ownership:

The following information with respect to the ownership of the common shares of the issuer by each of the reporting persons is provided as of December 31, 2012:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Tigerstep Developments Limited	28,249,500	17.8%	28,249,500	0	28,249,500	0
Bamei Li	28,249,500	17.8%	28,249,500	0	28,249,500	0

As of December 31, 2012, Tigerstep Developments Limited, a British Virgin Islands company, held 28,249,500 common shares of the Issuer. Bamei Li is the sole owner and director of Tigerstep Developments Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, Bamei Li may be deemed to beneficially own all of the shares held by Tigerstep Developments Limited.

Bamei Li is the mother of Michael Minhong Yu, chairman of the board of directors and the chief executive officer of the Issuer. Michael Minhong Yu may be deemed to have beneficial ownership of the shares held by Bamei Li.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2013

Tigerstep Developments Limited	By:	/s/ Bamei Li
	Name:	Bamei Li
	Title:	Director

Bamei Li	/s/ Bamei Li
Bamei Li

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement